Date of Request: October 19, 2018

Division of Corporation Finance

Office of Information Technologies and Services

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	Wellness Matrix Group, Inc.
Registration Statement on Form 10-12G
File No. 000-55981

Ladies and Gentlemen:

Wellness Matrix Group, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Registrants registration statement on Form 10-12-G (File No. 3000-55981), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on August 23, 2018.

The Registrant submits this request for withdrawal in order to not go effective with outstanding comments.

Please send copies of any written order granting withdrawal of the Registration Statement that the Commission may issue to the undersigned at the address above on this letter with a copy to Registrant’s counsel, Elaine A. Dowling, Esq. via email ead@eadlawgroup.com. If you have any questions with respect to this matter please contact Elaine A. Dowling, Esq. at (702)-724-2636.

Wellness Matrix Group, Inc.

By /s/ Barry Migliorini

Barry Migliorini, President

Wellness Matrix Group, Inc.